                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                      Murdock Communications Corporation
                  ------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                      ---------------------------------
                        (Title of Class of Securities)


                                  62647W108
                             --------------------
                                (CUSIP Number)

Thomas J. Berthel               Copy to:        Michael K. Denney
100 Second Street S.E.                          Bradley & Riley, P.C.
Cedar Rapids, Iowa 52407-4250                   100 1st St. S.W.
(319) 365-2506                                  Cedar Rapids, IA 52404
                                                (319) 363-0101

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
       ---------------------------------------------------------------

                                June 19, 1998
              -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                        (Continued on following pages)


Exhibit Index Appears on Page 5.                               Page 1 of 9 Pages

CUSIP No. 62647W108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S or I.R.S. Identification nos. of Above Persons
     BERTHEL FISHER & COMPANY 42-1254805
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) a) X
                                                                            ---
                                                                         b)
                                                                            ---

--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

                                                BK, OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  ___

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------
                                7) Sole Voting Power
                                                                188,571
NUMBER OF                       ------------------------------------------------
SHARES                          8) Shared Voting Power
BENEFICIALLY                                                    1,732,875
OWNED BY EACH                   ------------------------------------------------
REPORTING                       9) Sole Dispositive Power
PERSON WITH                                                     188,571
                                ------------------------------------------------
                                10) Shared Dispositive Power
                                                                1,732,875
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person   1,921,446
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ___

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)        30.3%
--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                        CO
--------------------------------------------------------------------------------

CUSIP No. 62647W108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S or I.R.S. Identification nos. of Above Persons
     BERTHEL FISHER & COMPANY 42-1029773
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) a) x
                                                                            ---
                                                                         b)
                                                                            ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

                                                OO, WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  ___

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------
                                7) Sole Voting Power
                                                                NONE
NUMBER OF                       ------------------------------------------------
SHARES                          8) Shared Voting Power
BENEFICIALLY                                                    129,558
OWNED BY EACH                   ------------------------------------------------
REPORTING                       9) Sole Dispositive Power
PERSON WITH                                                     NONE
                                ------------------------------------------------
                                10) Shared Dispositive Power
                                                                129,558
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person   129,558
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions) ___

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)        2.6%
--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                        CO
--------------------------------------------------------------------------------

ITEM 2.         IDENTITY AND BACKGROUND.

         Item 2 is amended by adding the following information:

         This statement is being filed jointly by (a) Berthel Fisher & Company Leasing , Inc. ("Leasing"), (b) Berthel Fisher & Company Investments, Inc. ("Investments"), (c) Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), (d) T.J. Berthel Investments, L.P., an Iowa limited partnership ("Investment L.P."), (e) T.J. Berthel Enterprises, Inc. ("Enterprises"), (f) Berthel Fisher & Company ("BFC"), (g) Telecommunications Income Fund IX, L.P. ("TIFIX"), (h) Telecommunications Income Fund X, L.P. ("TIFX") and (i) Thomas J. Berthel ("Mr. Berthel"). Leasing, Investments, Financial Services, Investments L.P., Enterprises, BFC, TIFIX, TIFX and Mr. Berthel are referred to herein as the "Reporting Persons."

         During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following information:

Financial Services

         On June 19, 1998, the Issuer issued and delivered to Financial Services warrants for 68,600 shares of common stock of the Issuer, exercisable by Financial Services at $1.75 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. The warrants were issued to Financial Services as consideration for closing the private placement of $686,000 of the Issuer's securities in an offering to accredited investors.
The Issuer also paid a cash commission of 7% and a one percent placement fee in connection with the offering.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by adding the following information:

Financial Services

         As of June 19, 1998, the aggregate number of shares of the Issuer beneficially owned by Financial Services was 129,558. Financial Services owns in its name 7,958 shares of common stock and warrants for 121,600 shares of common stock of the Issuer. Financial

Services shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Financial Services. As of June 19, 1998, the 129,558 shares beneficially owned by Financial Services, including the shares to be issued upon exercise of warrants, constitute approximately 2.6% of the total number of shares of the common stock of the Issuer outstanding as of March 31, 1998. Because BFC is a controlling person of Financial Services, BFC and Financial Services have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Financial Services.

     Within the last sixty days, warrants for 121,100 shares of common stock of the Issuer were issued to Financial Services in consideration of Financial Services' participation in the private placement of securities of the Issuer in the amount of $686,000. All of the warrants issued to Financial Services within the last sixty days are exercisable for $1.75 per share.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.
                                                                Beginning
                                                                    at
                                                                   Page:


A    Joint filing Agreement, dated June 22, 1998,
     between the Reporting Persons relating to the
     filing of a joint statement on Schedule 13D.                   8

                                SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 1998                 T.J. BERTHEL INVESTMENT, L.P.
                                     By: T.J. BERTHEL ENTERPRISES, INC.
                                        General Partner

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY FINANCIAL
                                        SERVICES, INC.

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, Chief Executive
                                        Officer

                                     BERTHEL FISHER & COMPANY LEASING, INC.

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY
                                     INVESTMENTS, INC.

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, Chief Executive
                                        Officer

                                     BERTHEL FISHER & COMPANY

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                          /s/
                                     --------------------------------------
                                     THOMAS J. BERTHEL

                                     T. J. BERTHEL ENTERPRISES, INC.

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                     By: BERTHEL FISHER & COMPANY LEASING, INC.
                                         General Partner

                                     By:  /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                      TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                      By: BERTHEL FISHER & COMPANY LEASING, INC.
                                          General Partner

                                      By:  /s/
                                         --------------------------------------
                                         THOMAS J. BERTHEL, President


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT A
                            JOINT FILING AGREEMENT
                            ----------------------

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is filed on behalf of each of us.

Dated: June 22, 1998                   T.J. BERTHEL INVESTMENT, L.P.
                                       By: T.J. BERTHEL ENTERPRISES, INC.
                                           General Partner

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                       BERTHEL FISHER & COMPANY FINANCIAL
                                          SERVICES, INC.

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                       BERTHEL FISHER & COMPANY LEASING, INC.

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                       BERTHEL FISHER & COMPANY
                                       INVESTMENTS, INC.

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                       BERTHEL FISHER & COMPANY

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                            /s/
                                       -----------------------------------------
                                       THOMAS J. BERTHEL, President

                                       T.J. BERTHEL ENTERPRISES, INC.

                                       By:  /s/
                                          --------------------------------------
                                          THOMAS J. BERTHEL, President

                                      TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                      By: BERTHEL FISHER & COMPANY LEASING, INC.
                                          General Partner

                                      By:/s/
                                         ---------------------------------------
                                         THOMAS J. BERTHEL, President

                                      TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                      By: BERTHEL FISHER & COMPANY LEASING, INC.
                                          General Partner

                                      By:/s/
                                         ---------------------------------------
                                         THOMAS J. BERTHEL, President